PYPSA

GRUPO PROFESIONAL PLANEACION Y PROYECTOS S.A. DE C.V.

April 29, 2002

02028760

Company's File Number 82-4204
Ref: GPPYP/Rivas/US-Secur/003/IV/02
Page 1.

THE U.S. SECURITIES AND EXCHANGE COMMISION
OFFICE OF INTERNATIONAL CORPORATE FINANCE.
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549-1004 USA.

SUPPL

APR 30

In order to comply with our 12g3-(2) b, exemption, we are attaching a copy of one communications made public in Mexico.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Regards,

ING. GUILLERMO BARNETCHE DAVISON.
General Director

5/2

c.c. **Edgar Piedra.- Latin America Client Services**
The Bank of New York
101 Barclay Street, 22nd Floor-West
New York, N.Y. 10286 U.S.A

Blvd. Manuel Avila Camacho N° 40-802 y 9° Piso
Col. El Parque,
C.P. 53390 Naucalpan, Edo. de México.
Tel. Conmutador 5 328 95 00

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** Quarter: **1** Year: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**104,596**	**100**	**114,073**	**100**
2	**CURRENT ASSETS**	**34,541**	**33**	**55,110**	**48**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,459	1	2,778	2
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	29,797	28	46,462	41
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	3,285	3	5,870	5
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**2,180**	**2**	**2,981**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,180	2	2,981	3
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**16,468**	**16**	**18,691**	**16**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	44,999	43	45,426	40
16	ACCUMULATED DEPRECIATION	28,531	27	26,735	23
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**51,407**	**49**	**37,291**	**33**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**52,178**	**100**	**26,052**	**100**
21	**CURRENT LIABILITIES**	**52,178**	**100**	**26,052**	**100**
22	SUPPLIERS	20,911	40	5,871	23
23	BANK LOANS	313	1	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	6,555	13	2,891	11
26	OTHER CURRENT LIABILITIES	24,399	47	17,290	66
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**52,418**	**100**	**88,021**	
34	**MINORITY INTEREST**	**(4,018)**	**(8)**	**(2,495)**	**(3)**
35	**MAJORITY INTEREST**	**56,436**	**108**	**90,516**	**103**
36	**CONTRIBUTED CAPITAL**	**247,569**	**472**	**230,489**	**262**
37	PAID-IN CAPITAL STOCK (NOMINAL)	61,383	117	61,709	70
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	168,686	322	168,780	192
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	17,500	33	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(191,133)**	**(365)**	**(139,973)**	**(159)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(121,714)	(232)	(73,699)	(84)
43	REPURCHASE FUND OF SHARES	19,164	37	18,936	22
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(75,994)	(145)	(76,702)	(87)
45	NET INCOME FOR THE YEAR	(12,589)	(24)	(8,508)	(10)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,459**	**100**	**2,778**	**100**
46	CASH	(85)	(6)	438	16
47	SHORT-TERM INVESTMENTS	1,544	106	2,340	84
18	**DEFERRED ASSETS (NET)**	**51,407**	**100**	**37,291**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	276	1	443	1
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	48,938	95	34,751	93
51	OTHERS	2,193	4	2,097	6
21	**CURRENT LIABILITIES**	**52,178**	**100**	**26,052**	**100**
52	FOREING CURRENCY LIABILITIES	9,930	19	1,563	6
53	MEXICAN PESOS LIABILITIES	42,248	81	24,489	94
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**24,399**	**100**	**17,290**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	5,778	24	1,928	11
58	OTHER CURRENT LIABILITIES WITHOUT COST	18,621	76	15,362	89
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(75,994)**	**100**	**(76,702)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	570	1	65	0
71	INCOME FROM NON-MONETARY POSITION	(76,564)	(101)	(76,767)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER:1 YEAR:2002

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(17,637)	29,058
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	24	24
75	EMPLOYERS (*)	139	121
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	8,082,304	8,127,404
78	REPURCHASED SHARES (*)	922,100	877,000

26/04/2002 15:29

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: 1 YEAR **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,613**	**100**	**27,154**	**100**
2	COST OF SALES	14,637	317	30,969	114
3	**GROSS INCOME**	**(10,024)**	**(217)**	**(3,815)**	**(14)**
4	OPERATING	2,224	48	5,645	21
5	**OPERATING INCOME**	**(12,248)**	**(266)**	**(9,460)**	**(35)**
6	TOTAL FINANCING	449	10	415	2
7	**INCOME AFTER FINANCING COST**	**(12,697)**	**(275)**	**(9,875)**	**(36)**
8	OTHER FINANCIAL OPERATIONS	(108)	(2)	(555)	(2)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(12,589)**	**(273)**	(9,320)	(34)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	0	0	0	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(12,589)**	**(273)**	(9,320)	(34)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**(12,589)**	**(273)**	(9,320)	(34)
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(12,589)**	**(273)**	(9,320)	(34)
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(12,589)**	**(273)**	**(9,320)**	**(34)**
19	NET INCOME OF MINORITY INTEREST			(812)	(3)
20	**NET INCOME OF MAJORITY INTEREST**	**(12,589)**	**(273)**	**(8,508)**	**(31)**

26/04/2002 15:29

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,613**	**100**	**27,154**	**100**
21	DOMESTIC	4,613	100	26,996	99
22	FOREIGN	0	0	158	1
23	TRANSLATED INTO DOLLARS (***)	0	0	16	0
6	**TOTAL FINANCING COST**	**449**	**100**	**415**	**100**
24	INTEREST PAID	30	7	117	28
25	EXCHANGE LOSSES	477	106	480	116
26	INTEREST EARNED	43	10	412	99
27	EXCHANGE PROFITS	227	51	329	79
28	GAIN DUE TO MONETARY POSITION	212	47	559	135
8	**OTHER FINANCIAL OPERATIONS**	**(108)**	**100**	**(555)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(108)	(100)	(555)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**0**	**100**	**0**	**100**
32	INCOME TAX		0	0	0
33	DEFERED INCOME TAX		0	0	0
34	WORKERS' PROFIT SHARING		0	0	0
35	DEFERED WORKERS' PROFIT SHARING		0	0	0

26/04/2002 15:29

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: 1 YEAR2002
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,614	27,155
37	NET INCOME OF THE YEAR	(9,830)	(1,377)
38	NET SALES (**)	62,074	119,367
39	OPERATION INCOME (**)	(63,523)	(30,649)
40	NET INCOME OF MAYORITY INTEREST(**)	(50,769)	(18,835)
41	NET CONSOLIDATED INCOME (**)	(53,986)	(15,737)

26/04/2002 26/04/2002 15:29

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(12,589)**	(9,320)
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	164	302
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(12,425)**	**(9,018)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	10,690	10,117
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(1,735)**	**1,099**
6	CASH FLOW FROM EXTERNAL FINANCING	919	(9,592)
7	CASH FLOW FROM INTERNAL FINANCING	0	(170)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**919**	**(9,762)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**328**	(336)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(488)	(8,999)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,947	11,777
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,459	2,778

26/04/2002 15:29

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: 1 YEAR: 2002
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**164**	**302**
13	DEPRECIATION AND AMORTIZATION FOR THE	176	548
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(12)	(246)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**10,690**	**10,117**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	8,844	4,277
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(224)	(2,063)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	1,827	1,419
22	+ (-) INCREASE (DECREASE) IN OTHER	243	6,484
6	**CASH FLOW FROM EXTERNAL FINANCING**	**919**	**(9,592)**
23	+ SHORT-TERM BANK AND STOCK MARKET	919	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	(9,592)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(170)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	(170)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**328**	**(336)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	328	(416)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	80

26/04/2002 15:29

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(272.90)	%	(34.32)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(89.96)	%	(20.81)	%
3	NET INCOME TO TOTAL ASSETS (**)	(51.61)	%	(13.80)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	1.68	%	6.00	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.59	times	1.05	times
7	NET SALES TO FIXED ASSETS (**)	3.77	times	6.39	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	506	days	134	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.46	%	6.74	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	49.89	%	22.84	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.00	times	0.30	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	19.03	%	6.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	(408.27)	times	(80.85)	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.19	times	4.58	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.66	times	2.12	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.66	times	2.12	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.66	times	2.12	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.80	%	10.66	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(269.35)	%	(33.21)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	231.74	%	37.26	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(57.83)	times	9.39	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	98.26	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	1.74	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	123.81	

26/04/2002 15:29

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: 1 YEAR: 2002
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (1.56)	$ (1.00)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 6.98	$ 11.14
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.31 times	0.38 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(1.27) times	(3.95) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

26/04/2002 15:29

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: QUARTER: YEAR:
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 PYPSA HOLDING, INC.	INVERTIR EN EL CAPITAL DE	1,000	100.00	0	(183)
3 PYPSA U S HOLDING, INC	INVERTIR EN EL CAPITAL DE	100	100.00	0	(16,165)
4 INTERNACIONAL DE EQUIPO DE CONSTRUCCION SA DE CV	ARRENDAMIENTO DE EQUIPO DE CONSTRUCCION	1,307	99.62	0	1,299
TOTAL INVESTMENT IN SUBSIDIARIES				0	(15,049)
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTMENTS					0
T O T A L					(15,049)

NOTES

26/04/2002 15:29

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**PYP** QUARTER: 1 YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	1,500	918	582	454	(140)	1,176
OFFICE EQUIPMENT	3,235	2,035	1,200	7,020	3,150	5,070
COMPUTER EQUIPMENT	8,242	7,377	865	9,887	6,625	4,127
OTHER	3,563	2,043	1,520	11,098	6,523	6,095
DEPRECIABLES TOTAL	**16,540**	**12,373**	**4,167**	**28,459**	**16,158**	**16,468**
NOT DEPRECIATION ASSETS						
GROUNDS	0	0	0	0	0	0
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL	**16,540**	**12,373**	**4,167**	**28,459**	**16,158**	**16,468**

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANCO INTERACCIONES SA DE CV	17/10/2001	12.50	313	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**313**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
ADVANCE PRODUCS & SYSTEMS	31/12/2001		0	0	0	0	0	0	0	0	0	9	0	0	0	0
BRAVO MOTORS CARRIER DE MEX	31/12/2001		78	0	0	0	0	0	0	0	0	-7	0	0	0	0
DANIEL MEASUREMENT AND CONTR	31/12/2001		0	0	0	0	0	0	0	0	0	46	0	0	0	0
ERNST & YOUNG PTY	31/12/2001		0	0	0	0	0	0	0	0	0	35	0	0	0	0
ELECTRICA SAN MIGUEL	31/12/2001		0	0	0	0	0	0	0	0	0	-22	0	0	0	0
GUZMAN RAMOS RICARDO	31/12/2001		0	0	0	0	0	0	0	0	0	25	0	0	0	0
GEO MARINE INC	31/12/2001		0	0	0	0	0	0	0	0	0	120	0	0	0	0
ICASA INGENIERIA SA DE CV	31/12/2001		0	0	0	0	0	0	0	0	0	133	0	0	0	0
LLOYD'S REGISTER QUALITY	31/12/2001		0	0	0	0	0	0	0	0	0	77	0	0	0	0
MANUFACTURER SUP'LY INTERNAC	31/12/2001		0	0	0	0	0	0	0	0	0	1,689	0	0	0	0
REDMAN PIPE AND SUPPLY	31/12/2001		0	0	0	0	0	0	0	0	0	5,667	0	0	0	0
SHEINER ELECTRIC MEXICO	31/12/2001		98	0	0	0	0	0	0	0	0	9	0	0	0	0
TROTTNER MCJUNKING SA DE CV	31/12/2001		0	0	0	0	0	0	0	0	0	-289	0	0	0	0
VALVULAS DE SEGURIDAD SA	31/12/2001		0	0	0	0	0	0	0	0	0	-48	0	0	0	0
PYPSA INTERNATIONAL LTD	31/12/2001		0	0	0	0	0	0	0	0	0	2,151	0	0	0	0
TECNINGENIERIA EN MANTO.	31/12/2001		608	0	0	0	0	0	0	0	0	0	0	0	0	0
GBL SERV ESPECIALIZADOS DE P	31/12/2001		307	0	0	0	0	0	0	0	0	0	0	0	0	0
GRI SERV DE PERSONAL	31/12/2001		2,757	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES DE SERVICIOS	31/12/2001		1,738	0	0	0	0	0	0	0	0	0	0	0	0	0
DEM CONSULTORES	31/03/2002		204	0	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO NACIONAL PROVINCIAL	31/03/2002		345	0	0	0	0	0	0	0	0	0	0	0	0	0
INMOBILIARIA CUATRO CAMINOS	31/03/2002		2,340	0	0	0	0	0	0	0	0	0	0	0	0	0
LAB YA SESORIA EN CTROL DE C	31/03/2002		63	0	0	0	0	0	0	0	0	0	0	0	0	0
MANCERA SC	31/03/2002		650	0	0	0	0	0	0	0	0	0	0	0	0	0
ELECTROFORJADOS NACIONALES	31/03/2002		79	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPAMENTOS Y SUMINISTROS	31/03/2002		74	0	0	0	0	0	0	0	0	0	0	0	0	0
AVILES BONILLA ALEJANDRO	31/03/2002		320	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
BOLSA MEXICANA DE VALORES	31/03/2002	0.00	58	0	0	0	0	0	0	0	0	0	0	0	0	0
BRETON ROJAS ALVARO	31/03/2002		99	0	0	0	0	0	0	0	0	0	0	0	0	0
CRESENCIO BENITEZ CONSTANTIN	31/03/2002		80	0	0	0	0	0	0	0	0	0	0	0	0	0
CONCRETOS PREMESCLADOS DE CH	31/03/2002		120	0	0	0	0	0	0	0	0	0	0	0	0	0
PROXAIR MEXICO SA	31/03/2002		69	0	0	0	0	0	0	0	0	0	0	0	0	0
QUALITAS CIA DE SEGUROS	31/03/2002		53	0	0	0	0	0	0	0	0	0	0	0	0	0
RICSA INDUSTRIAL SA	31/03/2002		75	0	0	0	0	0	0	0	0	0	0	0	0	0
SANCHEZ TORRES AURELIO	31/03/2002		205	0	0	0	0	0	0	0	0	0	0	0	0	0
SEGUROS COMERCIAL AMERICA	31/03/2002		192	0	0	0	0	0	0	0	0	0	0	0	0	0
SERV DE ING Y COM DE EQPOS	31/03/2002		233	0	0	0	0	0	0	0	0	0	0	0	0	0
SISTEMAS DE ING Y COTRL H	31/03/2002		58	0	0	0	0	0	0	0	0	0	0	0	0	0
SOLANO ESTRADA JOEL	31/03/2002		78	0	0	0	0	0	0	0	0	0	0	0	0	0
TIPS DE MEXICO SA	31/03/2002		63	0	0	0	0	0	0	0	0	0	0	0	0	0
THERMICA MEXICANA SA	31/03/2002		134	0	0	0	0	0	0	0	0	0	0	0	0	0
VAZQUEZ HERNANDEZ CAROLINA	31/03/2002		129	0	0	0	0	0	0	0	0	0	0	0	0	0
ANDREA ROMAN JOSE	31/03/2002		0	0	0	0	0	0	0	0	0	9	0	0	0	0
TOTAL SUPPLIERS			**11,307**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**9,604**	**0**	**0**	**0**	**0**

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
ANT DE CLIENTES, ACREEDORES,	31/12/2001		24,073	0	0	0	0	0	0	0	0	326	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**24,073**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**326**	**0**	**0**	**0**	**0**

15:29 26/04/2002

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

			35,693	0	0	0	0	0	0	0	0	9,930	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: 1 YEAR: 2002

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	9	81	0	0	81
TOTAL	**9**	**81**			**81**
NET BALANCE	**(9)**	**(81)**			**(81)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**568**	**5,126**	0	0	**5,126**
LIABILITIES POSITION	**1,136**	**10,251**			**10,251**
SHORT TERM LIABILITIES POSITION	1,136	10,251	0	0	10,251
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(568)**	**(5,125)**			**(5,125)**

NOTES

TIPO DE CAMBIO UTILIZADO: $ 9.0243 X DOLAR

26/04/2002 15:29

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **1** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	62,198	44,368	(17,830)	0.92	(165)
FEBRUARY	57,619	43,785	(13,834)	0.06	9
MARCH	57,205	46,394	(10,811)	0.51	(55)
ACTUALIZATION:	0	0	0	0.00	(1)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					(212)

26/04/2002 15:29

NOTES

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
OFICINAS CENTRALES NAUCALPAN	PREST. SERV. P/DIFERENTES PROYECTOS	15,660	90
OFICINAS EN CEMPOALA, VER.	PREST.SERV.DE CONSTRUCCION	1,260	100
OFICINA EN CACTUS, CHIAPAS	PREST.SERV.DE CONSTRUCCION	9,000	100
OFICINA EN CD CARMEN, CAMPEC	PREST.SERV. DE INGENIERIA	1,260	100
OFNA. SN LUIS RIO COLORADO, S	PREST.SERV. DE INGENIERIA	1,800	100

26/04/2002 15:30

NOTES

EL IMPORTE DE LA CAPACIDAD INSTALADA SE EXPRESA EN HORAS HOMBRE/MES.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA					

NOTES

26/04/2002 15:30

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ESTUDIOS DE CAMPO	288	67	288	67			
ESTUD FACTIBILIDAD	192	44	192	44			
INGENIERIA BASICA	1,939	392	1,939	392			
INGENIERIA DETALLE	5,032	1,131	5,032	1,131			
SUPERVISION DE OBRA	2,243	241	2,243	241			
ADMINISTRACION OBRA	24,043	2,738	24,043	2,738			
TOTAL		4,613		4,613			

NOTES

EL VOLUMEN DE PRODUCCIÓN Y VENTAS SE PRESENTA EN HORAS HOMBRE

26/04/2002 15:30

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001**	440
Number of shares Outstanding at the Date of the NFEA: (Units)	8,082,304
[X] ARE THE FIGURES FISCALLY AUDITED?	[ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	-9,830
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	144
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002	446
Number of shares Outstanding at the Date of the NFEA: (Units)	8,082,304

STOCK EXCHANGE CO PYP QUARTER: 1 YEAR: 2002

RAZON SOCIAL: **GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2002

FISCAL EARNINGS:	-9,830
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	144
-(+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF MARZO OF 2002	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **1** YEAR**2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	899,170			899,170	7,000	
B		0		6,963,134				54,163
B-1		0		220,000				220
TOTAL			899,170	7,183,134	0	899,170	7,000	54,383

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
8,082,304
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 487,000
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B	922,100	26.36654	1.98000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **1** YEAR**2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. GUILLERMO BARNETCHE DAVISON	**C.P. TIRSO LARA LIEVANO**
DIRECTOR GENERAL	**CONTADOR GENERAL**

NAUCALPAN DE JUAREZ, MEX, AT APRIL 26 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / PAPEL COMERCIAL

CLAVE DE COTIZACION: PYP FECHA: 26/04/200: 15:30

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ ,MEX
TELEFONO: 53-28-95-00 Y 53-95-79-68
FAX: 53-95-89-69 AUTOMATICO: X
E-MAIL: gppyp2@prodigy.net.mx.
DIRECCION DE INTERNET www.pypsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GPP860428P10
DOMICILIO FISCAL: BLVD MANUEL AVILA CAMACHO NO. 40 - 802-816 Y 9 PISO
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ ,MEX

RESPONSABLE DE PAGO

NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD MANUEL AVILA CAMACHO NO. 40 DESP 802, 816 Y 9° F
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ ,MEX
TELEFONO: 53-28-95-00 Y 53-28-95-62
FAX: 53-95-48-65

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX
TELEFONO: 53-28-95-00 Y 53-28-95-62
FAX: 53-95-48-65
E-MAIL: barnetch@prodigy.net.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX

CLAVE DE COTIZACION: PYP FECHA: 26/04/200: 15:30

TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	C.P. JAVIER GUTIERREZ BONILLA
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@ prodigy.net.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	5339
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	CONTADOR GENERAL
NOMBRE:	C.P. TIRSO LARA LIEVANO
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-67
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	C.P. JAVIER GUTIERREZ BONILLA
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. MONICA MARTINEZ LOPEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / PAPEL COMERCIAL

CLAVE DE COTIZACION: PYP FECHA: 26/04/200: 15:30

COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-79
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO TIENE
NOMBRE:	LIC. LUIS ROBERTO OLEA HERNANDEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.